FORM 51-102F3
MATERIAL CHANGE REPORT

1.

Name and Address of Company:

Enterra Energy Trust ("Enterra" or the "Trust")
2600, 500 - 4th Avenue S.W.
Calgary, Alberta  T2P 2V6

2.

Date of Material Change:

January 19, 2007

3.

News Release:

The press release reporting the material change was released on January 19, 2007 through the services of Canada Newswire.

4.

Summary of Material Change:

Enterra announced that a cash distribution of US$0.06 per trust unit would be paid on February 15, 2007 in respect of January 2007 production. This reduction from the distribution of US$0.12 per unit paid in each of the last six months is consistent with Enterra’s policy of maintaining a conservative payout ratio in order to fund organic growth. Three factors have contributed to this decrease: significantly weaker commodity prices, capital market uncertainty resulting from the recent tax changes proposed by the Canadian government, and early conversion of debentures to trust units.

5.

Full Description of Material Change:

Enterra Energy Trust (“Enterra” or the “Trust”) announced that a cash distribution of US$0.06 per trust unit would be paid on February 15, 2007 in respect of January 2007 production. This reduction from the distribution of US$0.12 per unit paid in each of the last six months is consistent with Enterra’s policy of maintaining a conservative payout ratio in order to fund organic growth. Three factors have contributed to this decrease: significantly weaker commodity prices, capital market uncertainty resulting from the recent tax changes proposed by the Canadian government, and early conversion of debentures to trust units.

“Enterra’s decision today is the prudent business course in the light of present uncertainties.  It is fundamental to our business to maintain a healthy reinvestment program in our core areas and on our extensive undeveloped land base,” said Keith Conrad, President and CEO of the Trust. “While I remain optimistic about the long term strength of energy prices, at present it is wise to preserve maximum flexibility for generating long term value.  In the meantime, we continue to execute our business plan and to assess alternatives in order to remain competitive in light of the government’s recently announced Tax Fairness Plan.”

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Since July 2006, oil and gas benchmark prices have fallen 25% on a company weighted-average basis.  Oil has dropped 35% from peak values and mild winter weather across North America has left natural gas storage and distillate/fuel oil inventories unusually high. These circumstances have resulted in soft and volatile commodity markets.

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On October 31, 2006 the Canadian government introduced its Tax Fairness Plan intended to make distributions from income trusts taxable in the hands of the trust, similar to the tax treatment of corporate dividends.  This unexpected announcement has put into question the existing business plans of many income trusts and hindered the ability of many trusts to freely access capital markets at competitive costs of capital.

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Finally, since Enterra’s issuance in November 2006 of convertible debentures, more than 40% have been converted to trust units, increasing the number of units outstanding by approximately 12.5%.

The impact of these three factors on Enterra’s business has necessitated the change announced today.  Using a conservative outlook for 2007 commodity prices, this change will result in the Trust’s distribution ratio for 2007 being below its target payout range of 60% to 70%.  Enterra believes this conservative approach is warranted due to the volatility and the uncertainty in commodity prices and capital markets. The retention of cash will allow for funding of Enterra’s capital program without reliance on external sources of capital.  The Trust’s reinvestment program is critical for the continued stability and growth of the business, and allows Enterra to make expenditures at a time when its competitors may find themselves financially constrained.

The distribution of US$0.06 will be paid in U.S. funds to unitholders of record at the close of business January 31, 2007.  The ex-distribution date is January 29, 2007. Registered unitholders who have elected to receive payment in Canadian funds will have their distribution amount converted at the best exchange rate available to Enterra on the first business day immediately preceding the date the Trust is required to deliver funds to Olympia Trust Company. The exchange rate will be posted on Enterra’s website on or before each distribution payment date.

1.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

2.

Omitted Information:

Not Applicable.

3.

Executive Officer:

Inquiries in respect of the material change referred to herein may be made to:

Victor Roskey
Senior Vice President and CFO
Enterra Energy Trust
Tel:

(403) 538-3580

4.

Date of Report:

January 22, 2007.